FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

NIRE 35.300.089.911

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON MAY 30, 2011

1                 DATE, TIME AND PLACE: On the thirty day of May, at 5:30 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2                 BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3                 CALL AND ATENDENCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the acting members.

4                 AGENDA: (i) The appreciation and approval of the Reference Form, in accordance with Brazilian Securities and Exchange Commission (“CVM”) Instruction 480/2009; (ii) The renomination of the members of the Human Resources and Compensations Committee; (iii) The renomination of the members of the Financial Committee; and (iv) The renomination of the members of the Sustainable Development Committee.

5                 RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by unanimous vote:

5.1             To approve the Reference Form in accordance with CVM Instruction 480/2009, previously analyzed and discussed by the Fiscal Council and Independent Auditor – Ernst & Young.

5.2             To approve the renomination of the members of the Human Resources and Compensation Committee, for a term of three years: Ana Maria Falleiros dos Santos Diniz D’Ávila, as president, Geyze Marchesi Diniz, Jean Louis Bourgier, Arnaud D. C. W. J. Strasser and Guilherme Affonso Ferreira.

5.3             To approve the renomination of the members of the Financial Committee, for a term of three years: Ana Maria Falleiros dos Santos Diniz D’Ávila, as president, João Paulo Falleiros dos Santos Diniz, Antoine Marie Remi Lazars G. D’Estaing and Arnaud D. C. W.J. Strasser.

5.4             To approve the renomination of the members of the Sustainable Development Committee, for a term of the three years: Pedro Paulo Falleiros dos Santos Diniz, as president, João Paulo Falleiros dos Santos Diniz, Jean Louis Bourgier, Maria Silvia Bastos Marques, Ulisses Kameyama and Guilherme Affonso Ferreira.

APPROVAL AND SIGNATURE OF THE MINUTES: With nothing further to come before the board, the works were adjourned for this minute to be drafted. The works being duly reopened, this was read, approved and signed by all present. São Paulo, May 30, 2011. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio  dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Candido Botelho Bracher, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Ulisses Kameyana. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 01, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.